
October 25, 2024

Steven M. Foster
Chief Executive Officer and President
Tenon Medical, Inc.
104 Cooper Court
Los Gatos, CA 95032

> **Re: Tenon Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 17, 2024**
> **File No. 333-282704**

Dear Steven M. Foster:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your disclosure on the cover page that the selling stockholder may sell its shares through underwriters, agents or broker-dealers on terms to be determined at the time of sale. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Exhibits

2. Please revise your registration statement to file the warrant exercise inducement letter agreement dated September 16, 2024 entered into between Tenon Medical and Armistice Capital.

3.	We note the consent of Haskell & White LLP filed as Exhibit 23.1 is not signed. Please revise your registration statement to file a signed consent from Haskell & White LLP.

General

4.	Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

5.	We note your disclosure that on September 9, 2024, you received a written notice from the listing qualifications staff of The Nasdaq Stock Market indicating that you are not in compliance with the minimum 500,000 publicly held shares requirement pursuant to Nasdaq Listing Rule 5550(a)(4), and that you have until October 24, 2024 to provide Nasdaq with a specific plan to regain compliance with this minimum float requirement. Please revise your registration statement to disclose your noncompliance with the minimum float requirement, as well as any noncompliance with any other Nasdaq continued listing requirements, and the risk to investors stemming from your noncompliance, and discuss any updates regarding your specific plan to regain compliance, including whether such plan was provided to Nasdaq on or prior to October 24, 2024.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:	Jeffrey P. Wofford, Esq.